UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GSE SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

36227K106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,578,466
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,578,466
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,466
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON sherleigh associates inc. profit sharing plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,459,594
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,459,594
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,459,594
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON sILVER INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,622
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,622
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,622
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON sILVER FAMILY 2007 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON LENA JUNE ENTERPRISES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 61,249
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 61,249
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,249
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON JACK SILVER ROTH LLC 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

1		NAME OF REPORTING PERSON RS PROPERTIES I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 108,375
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 108,375
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,375
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

Item 1.

(a)       Name of Issuer:

GSE Systems, Inc.

(b)       Address of Issuer’s Principal Executive Offices:

1332 Londontown Blvd.,

Suite 200

Sykesville, MD 21784

Item 2.

(a)       Name of Person Filing:

Jack Silver

Sherleigh Associates Inc. Profit Sharing Plan

Silver Investment Partners LP, a Delaware limited partnership

Silver Family 2007 Limited Partnership, a Delaware limited partnership

Lena June Enterprises LLC, a New York limited liability company

Jack Silver Roth LLC 2, a New York limited liability company

RS Properties I LLC, a Delaware limited liability company

(b)       Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A

New York, NY 10023

(c)       Citizenship:

United States

(d)       Title of Class of Securities:

Common Stock, par value $0.01

(e)       CUSIP Number:

36227K106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in section 3(a)(6) of the Act

CUSIP No. 36227K106

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e) ☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of the date hereof, the reporting persons beneficially own 1,686,841 shares of Common Stock of GSE Systems, Inc. representing 8.7% of the outstanding Common Stock based on 19,399,056 shares of Common Stock outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017. Such shares of Common Stock beneficially owned by the reporting persons include (i) 1,459,594 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Jack Silver is the trustee, (ii) 27,622 shares of Common Stock held by Silver Investment Partners LP, a limited partnership of which Mr. Silver is the general partner, and (iii) 1 share of Common Stock held by Silver Family 2007 Limited Partnership, a limited partnership of which Mr. Silver is the General Partner, (iv) 61,249 shares of Common Stock held by Lena June Enterprises LLC, a limited liability company of which Mr. Silver is a Manager, (v) 30,000 shares of Common Stock held by Jack Silver Roth LLC 2, a limited liability company of which Mr. Silver is a Manager (vi) 108,375 held by RS Partners I LLC.

Mr. Silver has the sole voting and dispositive power with respect to all 1,578,466 shares of Common Stock owned by Sherleigh Associates Inc. Profit Sharing Plan, Silver Investment Partners LP, Silver Family 2007 Limited Partnership, Lena June Enterprises LLC and Jack Silver Roth LLC 2.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 36227K106

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

A “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(i) thereunder, may have been formed that includes Jack Silver & RS Properties I LLC.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2018
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

CUSIP No. 36227K106

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name: Jack Silver
Title: Trustee

Silver Investment Partners LP

By:	/s/ Jack Silver
Name: Jack Silver
Title: General Partner

Silver Family 2007 Limited Partnership

By:	/s/ Jack Silver
Name: Jack Silver
Title: General Partner

Lena June Enterprises LLC

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

Jack Silver Roth LLC 2

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

RS Properties I LLC

By:	/s/ Jesse Kohn
Name: Jesse Kohn
Title: Manager